02060053

SOPPL

PROKOM SOFTWARE SA

to:	Division of Corporate Finance File No. 82-4700	Securities and Exchange Commission, Washington, DC, USA	+1 (202) 942 9624

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

date: 25 Oct, 2002 pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to the article 81.1.2.. of the Law of Public Trading of Securities of the date of 21st of August of 1997 (Dz..U. – 2002 Nr 49).

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

subject: **SOFTBANK'S SHAREHOLDERS' AGREEMENT**

The Management Board of Prokom Software S.A. informs, that:

On October 24th 2002, Prokom Software SA and Mr Aleksander Lesz – a shareholder and President of the Executive Board of Softbank SA – concluded a shareholder agreement whereby Prokom Software is to become the strategic investor in Softbank.

Pursuant to the agreement, Prokom Software has the right to purchase, from the effective date of the agreement to December 6th 2003, all of the Softbank shares owned by Mr Lesz (5,741,666 shares), which represent more than 32% of Softbank's share capital (call option). In turn, Mr Lesz has the right to request, from March 31st 2003 to December 6th 2003, Prokom Software to purchase part of his entire shareholding in Softbank (put option). The size of the shareholding covered by the put option will depend on the market price of the shares as at the date of their acquisition (determined with the use of the mechanism for calculating the acquisition price described below) and it will be worth up to PLN 30.8m.

A tender offer for Softbank shares will not be necessary as the acquisition of the shares by Prokom Software will be spread over time.

Prokom Software is to acquire the shares from Mr Lesz in block transactions at a price which will be calculated on a case-by-case basis as the arithmetic mean of the price per Softbank share during the 30 calendar days preceding the transaction, increased by 20%. The average price under all executed transactions may not exceed PLN 13.

Under the agreement, in January 2006 Prokom Software will pay to Mr Lesz a share premium whose amount will depend on Softbank' market value in the period March 31st 2003–December 31st 2005. This share premium is to amount to 17.92% of the amount representing the difference between the average market value of the Softbank shareholding acquired by Prokom Software (in the period March 31st 2003–December 31st 2005), and the amount actually paid for the shares by Prokom Software. The agreement stipulates that the average market price per Softbank share to be used in the calculation of the share premium (in the period March 31st 2003–December 31st 2005) shall not exceed PLN 80.

Prokom Software will finance the transaction with its equity and external financing.

The shareholding agreement will come into force as at the date on which the Polish Anti-Trust and Consumer Protection Authority approves the takeover of Softbank and on which the Polish Securities and Exchange Commission consents to Prokom Software independently acquiring Softbank shares conferring the right to more than 33% of the total vote at the General Shareholders Meeting of Softbank SA.

Pursuant to the agreement, as of the date on which Prokom Software's interest in Softbank's share capital exceeds 20%, it will have the right, under a relevant power-of-attorney, to exercise voting rights and other rights conferred by Softbank shares which it has yet to acquire from Mr. Lesz.

The concluded agreement stipulates for one representative of Prokom Software to be appointed to the Supervisory Board of Softbank at the upcoming Extraordinary General Shareholders Meeting of Softbank SA. As of the date on which Prokom Software's interest in Softbank's share capital exceeds the level ensuring the right to 25% of the votes at the General Shareholders Meeting of Softbank SA, the Supervisory Board will come to include – until the end of 2005 – two members designated by Prokom Software and Mr Lesz, or another person he designates in his stead. Moreover, by October 31st 2002, a new member designated by Prokom Software will be appointed to the Management Board of Softbank SA.

dlw 11/27

25 Oct, 2002 Beata Stelmach
Member of the Management Board